SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ----------)


                               Novellas Systems, Inc.
------------------------------------------------------------------------
                               (Name of Issuer)


                                   Common
------------------------------------------------------------------------
                           (Title of Class of Securities)


                                   670008101
------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)





CUSIP NO.  670008101                  13G                    Page 2 of 2 Pages
                                                                 ---  ---

1.  NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Davis Selected Advisers, L.P.
          85-036-0310


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /X/
                                                                 (b)  /_/



3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado Limited Partnership


     NUMBER OF     5.  SOLE VOTING POWER
       SHARES             862,700
    BENEFICIALLY
      OWNED BY     6.  SHARED VOTING POWER
      EACH                  -0-
    REPORTING
      PERSON       7.  SOLE DISPOSITIVE POWER
       WITH                  862,700

                   8.  SHARED DISPOSITIVE POWER
                              -0-


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          862,700


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.3%


12.  TYPE OF REPORTING PERSON*
          IA Investment Advisor



                                 SCHEDULE 13 G

          DAVIS SELECTED ADVISERS. L.P.
          -----------------------------

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1 (a)  NAME OF ISSUER
            --------------
            Novellus Systems, Inc.


Item 1(b)  ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
           ----------------------------------------------
           Novellus Systems
           3970 N. First Street
           San Jose, CA  95134


Item 2(a)  NAME OF PERSON FILING
           ---------------------
                 Davis Selected Advisers, LP for
                 Davis New York Venture Fund
                 Selected American Shares
                 Davis Financial Fund
                 Davis Growth Opportunity Fund
                 New York Value Fund SICAV
                 Sun America Polaris Annuity
                 New England Zenith Annuity
                 Baltimore Gas & Electric Pension Plan
                 Central & SW Systems
                 McKeesport Healthcare
                 Mt. Sinai Healthcare Fountain
                 Style Select Value- Davis
                 Temple Firemen's Pension Fund
                 VIA Metropolitan Financial


Item 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE
            ------------------------------------
                 P.O. Box 1688
                 124 East March Street
                 Santa Fe, NM  87501


Item 2(c)  CITIZENSHIP
           -----------
                 Colorado Limited Partnership

Item 2(d)  TITLE OF CLASS OF SECURITIES
           ----------------------------
                 COMMON

Item 2(e)  CUSIP NUMBER
           ------------
                 670008101

Item 3      FIELD PURSUANT TO RULE 13D-1 (b)
            --------------------------------
            (e) (X) Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 19140

Item 4      OWNERSHIP
            ---------
                 (a)  Amount beneficially owned                  862,700
                      Davis New York Venture Fund                430,000
                      Selected American Shares                   215,000
                      Davis Financial Fund                        35,000
                      Davis Growth Opportunity Fund               80,100
                      New York Value Fund  SICAV                   6,000
                      SunAmerica Polaris Annuity                  65,000
                      New England Zenith Annuity                  13,000
                      Baltimore Gas & Electric Pension Plan        4,900
                      Central & SW Systems                         8,200
                      McKeesport Healthcare                        1,900
                      Mt. Sinai Healthcare Foundation              1,100
                      Style Select Value - Davis                     700
                      Temple Firemen's Fund                          300
                      VIA Metropolitan Financial                   1,500

                 (b)  Percent of class                               5.3%
                      Davis New York Venture Fund                    2.7%
                      Selected American Shares                       1.3%
                      Davis Financial Fund                            .2%
                      Davis Growth Opportunity Fund                   .5%
                      New York Value Fund  SICAV                      .0%
                      SunAmerica Polaris Annuity                      .4%
                      New England Zenith Annuity                      .1%
                      Baltimore Gas & Electric Pension Plan           .0%
                      Central & SW Systems                            .1%
                      McKeesport Healthcare                           .0%
                      Mt. Sinai Healthcare Foundation                 .0%
                      Style Select Value - Davis                      .0%
                      Temple Firemen's Fund                           .0%
                      VIA Metropolitan Financial                      .0%

                 (c)  Number of shares as to which such person has:
                      (I)  sole power to vote or to direct the vote
                                Davis Selected Advisers, L.P.          862,700

                     (ii)  shared power to vote to direct the vote       N/A

                    (iii)  sole power to dispose or to direct the
                           disposition of
                                Davis Selected Advisers, L.P.          862,700

                     (iv)  shared power to dispose or to direct
                           the disposition of                           N/A

Item 5      Not applicable
            --------------

Item 6      Not Applicable
            --------------

Item 7      Not Applicable
            --------------

Item 8      Not Applicable
            --------------

Time 9      Not Applicable
            --------------

Item 10     CERTIFICATION
            --------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transact having such purposes or effect.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          January 29, 1997
               (Date)


          -----------------------------------
                    (Signature)

          Carl R. Luff     President